UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date December 18, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Acquisition of PT Nutech Integrasi (“PT Nutech”) by PT Multimedia Nusantara (“Telkom Metra”).

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on March 24, 2017 with the U.S. Securities and Exchange Commission. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

Number: TEL. 223/LP 000/COP-I5000000/2017

Jakarta, December 18, 2017

To:

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4, Jakarta

Re: Acquisition of PT Nutech Integrasi (“PT Nutech”) by PT Multimedia Nusantara (“Telkom Metra”)

Dear Sir or Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation Nomor 31/POJK.04/2015 dated December 16, 2015 related to disclosure of information and material facts for public company, we hereby inform you that:

Issuer Name                                      : PT Telkom Indonesia (Persero) Tbk

Business Sector                                : Telecommunication

Telephone                                         : (+6221) 5215109

Facsimile                                             : (+6221) 5220500

E-mail                                                   : investor@telkom.co.id

1	Information or material facts	Acquisition of PT Nutech Integrasi (“PT Nutech”) by PT Multimedia Nusantara (“Telkom Metra”)
2	Date	December 13, 2017
3	Description

On Wednesday, December 13, 2017 PT Telkom Indonesia (Persero) Tbk through its subsidiary, Telkom Metra, has entered into Share Sales and Purchase Agreement with PT Nutech.

Telkom Metra acquired 60% share of PT Nutech in the amount of around Rp24 billion. PT Nutech is engaged in provision of ICT Transportation.

The acquisition is expected to strengthen our ecosystem in ICT Transportation which is inline with our vision to be Digital Telco Company.

4	The impact of events, information or material facts to operational activities, legal, financial condition or business continuity of issuer	Telkom Metra own majority stake in PT Nutech.
5	Others	PT Nutech is an ICT Transportation provider based in Indonesia. Telkom Metra is our subsidiary which is engaged in the Information, Media, and Edutainment (IME) businesses.

Thank you for your kind attention.

Best Regards,

/s/Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.  Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.  Indonesia Stock Exchange through IDXnet; and

3.  Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata).